United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Camping World Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

13462K109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13462K109	Schedule 13G	Page 1 of 8

1	Names of Reporting Persons CWGS Holding, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 35,125,399
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 35,125,399

9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,125,399
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 45.1%
12	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 13462K109	Schedule 13G	Page 2 of 8

1	Names of Reporting Persons ML Acquisition Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 35,208,499
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 35,208,499

9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,208,499
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 45.2%
12	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 13462K109	Schedule 13G	Page 3 of 8

1	Names of Reporting Persons Marcus Lemonis
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 544,221
	6	Shared Voting Power 35,208,499
	7	Sole Dispositive Power 544,221
	8	Shared Dispositive Power 35,208,499

9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,752,720
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 45.9%
12	Type of Reporting Person IN

CUSIP No. 13462K109	Schedule 13G	Page 4 of 8

ITEM 1.	(a)	Name of Issuer:

Camping World Holdings, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

250 Parkway Drive, Suite 270, Lincolnshire, IL 60069

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

CWGS Holding, LLC

ML Acquisition Company, LLC

Marcus Lemonis

(b)	Address or Principal Business Office:

The address of each of the Reporting Persons is c/o Camping World Holdings, Inc., 250 Parkway Drive, Suite 270, Lincolnshire, IL 60069.

(c)	Citizenship of each Reporting Person is:

CWGS Holding, LLC and ML Acquisition Company, LLC are organized in the State of Delaware. Marcus Lemonis is a citizen of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (“Class A Common Stock”).

(e)	CUSIP Number:

13462K109

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2020, based upon 42,757,321 shares of Class A Common Stock outstanding as of October 30, 2020 based on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2020. The ownership information assumes the redemption of the common units of CWGS Enterprises, LLC (the “Common LLC Units”) held by the Reporting Persons for shares of Class A Common Stock of the Issuer on a one-to-one basis.

CUSIP No. 13462K109	Schedule 13G	Page 5 of 8

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
CWGS Holding, LLC	35,125,399	45.1%	0	35,125,399	0	35,125,399
ML Acquisition Company, LLC	35,208,499	45.2%	0	35,208,499	0	35,208,499
Marcus Lemonis	35,752,720	45.9%	544,221	35,208,499	544,221	35,208,499

CWGS Holding, LLC is the record holder of 35,125,399 Common LLC Units, ML Acquisition Company, LLC is the record holder of 83,100 shares of Class A Common Stock and Mr. Lemonis is the record holder of 544,221 shares of Class A Common Stock. Pursuant to the terms of the CWGS Enterprises, LLC amended and restated limited liability company agreement, the Common LLC Units may be redeemed by the Reporting Persons at any time for shares of Class A Common Stock on a one-for-one basis.

CWGS Holding, LLC is a wholly-owned subsidiary of ML Acquisition Company, LLC. Mr. Lemonis is the sole director of ML Acquisition Company, LLC. As a result, Mr. Lemonis may be deemed to share beneficial ownership of the securities held of record by ML Acquisition Company, LLC, and each of ML Acquisition Company, LLC and Mr. Lemonis may be deemed to share beneficial ownership of the securities held of record by CWGS Holding, LLC.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 13462K109	Schedule 13G	Page 6 of 8

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 13462K109	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 10, 2021

CWGS HOLDING, LLC

By:	/s/ Brent L. Moody
Name:	Brent L. Moody
Title:	Attorney-in-Fact

ML ACQUISITION COMPANY, LLC

By:	/s/ Brent L. Moody
Name:	Brent L. Moody
Title:	Attorney-in-Fact

MARCUS LEMONIS

By:	/s/ Brent L. Moody
Name:	Brent L. Moody
Title:	Attorney-in-Fact

CUSIP No. 13462K109	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (incorporated by reference to Exhibit 99 to the Schedule 13G filed by the Reporting Persons on February 10, 2017).